SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C.  20549

SCHEDULE 13D
(RULE 13D - 101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO 13d-2(a)

(Amendment No. 9)*

Compuware Corporation
(Name of Issuer)

Common Stock
(Title of Class of Securities)

205638109
(CUSIP Number)

Stephen M. Schultz, Esq..
Kleinberg, Kaplan, Wolff & Cohen, P.C.
551 Fifth Avenue, New York, New York 10176
(212) 986-6000
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

September 2, 2014
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Elliott Associates, L.P.

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

(a) [x]
(b) [ ]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS

WC

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7.	SOLE VOTING POWER

7,367,593

8.	SHARED VOTING POWER

0

9.	SOLE DISPOSITIVE POWER

7,367,593

10.	SHARED DISPOSITIVE POWER

0

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

7,367,593

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

3.3%

14.	TYPE OF REPORTING PERSON

PN

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Elliott International, L.P.

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

(a) [x]
(b) [ ]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS

WC

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Cayman Islands, British West Indies

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7.	SOLE VOTING POWER

0

8.	SHARED VOTING POWER

13,682,407

9.	SOLE DISPOSITIVE POWER

0

10.	SHARED DISPOSITIVE POWER

13,682,407

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

13,682,407

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

6.2%

14.	TYPE OF REPORTING PERSON

PN

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Elliott International Capital Advisors Inc.

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

(a) [x]
(b) [ ]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS

OO

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7.	SOLE VOTING POWER

0

8.	SHARED VOTING POWER

13,682,407

9.	SOLE DISPOSITIVE POWER

0

10.	SHARED DISPOSITIVE POWER

13,682,407

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

13,682,407

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

6.2%

14.	TYPE OF REPORTING PERSON

CO

The following constitutes Amendment No. 9 to the Schedule 13D filed by the undersigned (“Amendment No. 9”). This Amendment No. 9 amends the Schedule 13D as specifically set forth herein.

Item 3.	Source and Amount of Funds or Other Consideration.

Item 3 is hereby amended and restated to read as follows:

Elliott Working Capital	$70,682,554

Elliott International Working Capital	$131,327,485

Item 4.	Purpose of Transaction.

Item 4 is hereby amended to add the following:

On September 2, 2014, the Reporting Persons and the Issuer entered into a Voting Agreement whereby the Reporting Persons agreed to, among other things, vote the shares of Common Stock owned by them in favor of adoption of the Agreement and Plan of Merger, dated as of September 2, 2014 (the “Merger Agreement”), by and among Project Copper Holdings, LLC, Project Copper Merger Corp. and the Issuer, and the approval of the transactions contemplated thereby, and (ii) against any Competing Proposal (as defined in the Merger Agreement) at any meeting of the Issuer’s shareholders held prior to the earlier to occur of (i) the Effective Time (as defined in the Merger Agreement) and (ii) the Expiration Date (as defined in the Voting Agreement) (the “Covered Period”).

The Reporting Persons further agreed to, subject to certain exceptions, not to directly or indirectly, sell, transfer, exchange or otherwise dispose of shares of Common Stock owned by them (or subsequently acquired by them) during the Covered Period.

The foregoing description of the terms and conditions of the Voting Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the Voting Agreement, which is attached as Exhibit 99.1 hereto and is incorporated herein by reference.

ITEM 5.	Interest in Securities of the Issuer.

Item 5(a) is hereby amended and restated to read as follows:

(a)           The aggregate percentage of Common Stock reported owned by each person named herein is based upon 220,139,809 shares of Common Stock outstanding as of August 5, 2014, which is the total number of shares of Common Stock outstanding as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on August 7, 2014.

As of the close of business on September 2, 2014, Elliott, Elliott International and EICA collectively beneficially owned 21,050,000 shares of Common Stock, constituting approximately 9.6% of the shares of Common Stock outstanding.

As of the close of business on September 2, 2014, Elliott beneficially owned 7,367,593 shares of Common Stock, constituting approximately 3.3% of the shares of Common Stock outstanding.

As of the close of business on September 2, 2014, Elliott International and EICA beneficially owned an aggregate of 13,682,407 shares of Common Stock, constituting approximately 6.2% of all of the outstanding shares of Common Stock.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Item 6 is hereby amended to add the following:

Reference is made to the Voting Agreement defined and described in Item 4 above, which is attached as Exhibit 99.1 hereto and is incorporated herein by reference.

Item 7.	Material to be Filed as Exhibits.

Item 7 is hereby amended to add the following exhibit:

Exhibit 99.1 - Voting Agreement, dated as of September 2, 2014 by and among the Reporting Persons and the Issuer.

SIGNATURES

After reasonable inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information with respect to it set forth in this statement is true, complete, and correct.

Dated:	September 3, 2014

ELLIOTT ASSOCIATES, L.P.
By: Elliott Capital Advisors, L.P., as General Partner
By: Braxton Associates, Inc., as General Partner

By:	/s/ Elliot Greenberg
Elliot Greenberg,
Vice President

ELLIOTT INTERNATIONAL, L.P.
By: Elliott International Capital Advisors Inc.,
as Attorney-in-Fact

By:	/s/ Elliot Greenberg
Elliot Greenberg,
Vice President

ELLIOTT INTERNATIONAL CAPITAL ADVISORS INC.

By:	/s/ Elliot Greenberg
Elliot Greenberg,
Vice President

EXHIBIT 99.1

EXECUTION COPY

VOTING AGREEMENT

THIS VOTING AGREEMENT (this "Agreement") is made and entered into as of September 2, 2014, by and among Project Copper Holdings, LLC, a Delaware limited liability company ("Parent") and the undersigned shareholder ("Holder") of Compuware Corporation, a Michigan corporation (the "Company").

RECITALS

Pursuant to an Agreement and Plan of Merger, dated as of the date hereof (the "Merger Agreement"), by and among Parent, Project Copper Merger Corp., a Michigan corporation and wholly-owned subsidiary of Parent ("Acquisition Sub"), and the Company, Acquisition Sub is merging with and into the Company (the "Merger") and the Company, as the surviving corporation of the Merger, will thereby become a wholly-owned subsidiary of Parent. Concurrently with the execution and delivery of the Merger Agreement and as a condition and inducement to Parent and Acquisition Sub to enter into the Merger Agreement, Parent has required that Holder enter into this Agreement.  Holder is the beneficial owner (within the meaning of Rule 13d-3 of the Exchange Act) of such number of shares of the outstanding common stock, par value $0.01 per share, of the Company as is indicated beneath Holder's signature on the last page of this Agreement (the "Shares").

Prior to the execution of this Agreement, the Board of Directors of the Company has taken all action necessary under applicable law to ensure that no restrictions contained in any "fair price," "business combination" or similar statute (including Section 780 of the MBCA) will apply to the transactions contemplated by the Merger Agreement and the execution, delivery and performance of this Agreement by the parties hereto or any other shareholders of the Company who enter into a similar Voting Agreement with Parent and the Company on the date hereof.

Capitalized terms used herein but not defined shall have the meanings ascribed to them in the Merger Agreement.

AGREEMENT

The parties agree as follows:

1.           Agreement to Retain Shares.

(a)       Transfer.  During the period beginning on the date hereof and ending on the earlier to occur of (i) the Effective Time and (ii) the Expiration Date (as defined in Section 4), except as contemplated by the Merger Agreement, and except as provided in Section 1(b), Holder agrees not to, directly or indirectly, sell, transfer, exchange or otherwise dispose of (including by merger, consolidation or otherwise by operation of law) the Shares or any New Shares (as defined below).

                                (b)       Permitted Transfers.  Section 1(a) shall not prohibit a transfer of Shares or New Shares (as defined below) by Holder to (i) any family member or trust for the benefit of any family member, (ii) any stockholder, member or partner of any Holder which is an entity, (iii) any Affiliate of Holder or (iv) any person or entity if and to the extent required by any non- consensual Order, by divorce decree or by will, intestacy or other similar Law, so long as, in the case of the foregoing clauses (i), (ii), (iii) and (iv), the assignee or transferee agrees to be bound by the terms of this Agreement and executes and delivers to the parties hereto a written consent and joinder memorializing such agreement. During the term of this Agreement, the Company will not register or otherwise recognize the transfer (book-entry or otherwise) of any Shares or any certificate or uncertificated interest representing any of Holder's Shares, except as permitted by, and in accordance with, this Section 1(b).

(c)       New Shares.  Holder agrees that any shares of Company Common Stock that Holder purchases or with respect to which Holder otherwise acquires record or beneficial ownership (but excluding shares of Company Common Stock underlying unexercised Company Options or Company Stock Units (until such time as any such Company Options or Company Stock Units are exercised and the underlying shares of Company Common Stock are acquired by Holder)) after the date of this Agreement and prior to the earlier to occur of (i) the Effective Time and (ii) the Expiration Date ("New Shares") shall be subject to the terms and conditions of this Agreement to the same extent as if they comprised the Shares.

2.           Agreement to Vote Shares. Until the earlier to occur of the Effective Time and the Expiration Date, at every meeting of the shareholders of the Company called with respect to any of the following, and at every adjournment thereof, and on every action or approval by written consent of the shareholders of the Company with respect to any of the following, Holder shall appear at such meeting (in person or by proxy) and shall vote or consent the Shares and any New Shares (i) in favor of adoption of the Merger Agreement and the approval of the transactions contemplated thereby and (ii) against any Competing Proposal (the "Covered Proposals").  This Agreement is intended to bind Holder as a shareholder of the Company and only with respect to the Covered Proposals.  Except as expressly set forth in clauses (i) and (ii) of this Section 2, Holder shall not be restricted from voting in favor of, against or abstaining with respect to any other matter presented to the shareholders of the Company.

3.         Representations, Warranties and Covenants of Holder.  Holder hereby represents, warrants and covenants to Parent that Holder (i) is the beneficial owner of the Shares, which, at the date of this Agreement and at all times up until the earlier to occur of (A) the Effective Time and (B) the Expiration Date, will be free and clear of any Liens or other encumbrances (other than those created by this Agreement) and (ii) as of the date hereof does not own of record or beneficially any shares of outstanding capital stock of the Company other than the Shares (excluding shares as to which Holder currently disclaims beneficial ownership in accordance with applicable law).   Holder has the legal capacity, power and authority to enter into and perform all of Holder's obligations under this Agreement.  This Agreement has been duly and validly executed and delivered by Holder and constitutes a valid and binding agreement of Holder, enforceable against Holder in accordance with its terms, subject to (a) laws of general application relating to bankruptcy, insolvency and the relief of debtors and (b) rules of law governing specific performance, injunctive relief and other equitable remedies.

                4.     Termination.  This Agreement shall terminate automatically and shall have no further force and effect as of the earliest to occur of (i) the termination of the Merger Agreement in accordance with the terms and provisions thereof, (ii) January 30, 2015 and (iii) the date of execution of any amendment to the Merger Agreement if such amendment (x) materially prejudices the interest of the shareholders of the Company or (y) decreases the Merger Consideration or changes the form of consideration payable to the shareholders of the Company in the Merger (the earliest of such dates, the "Expiration Date").

5.         Fiduciary Duties.   Notwithstanding anything in this Agreement to the contrary: (i) Holder makes no agreement or understanding herein in any capacity other than in Holder's capacity as a beneficial owner of the Shares and (ii) nothing in this Agreement shall be construed to limit or affect the Holder's rights and obligations as a director or officer of the Company.

6.           Miscellaneous.

(a)       Amendments and Waivers.  Any term of this Agreement may be amended or waived with the written consent of the parties hereto or their respective successors and assigns.    Any amendment  or  waiver  effected  in accordance  with  this Section  6(a)  shall  be binding upon the parties and their respective successors and assigns.

(b)       Governing  Law;  Venue.    This  Agreement  shall  be  governed  by  and construed  in  accordance  with  the  laws  of  the  State  of  Delaware,  without  giving  effect  to principles of conflicts of law thereof.  Each of the parties hereto (i) consents to submit to the personal jurisdiction of any federal court located in the State of Delaware or any Delaware state court in the event any dispute arises out of this Agreement, (ii) agrees that it shall not attempt to deny or defeat such personal jurisdiction by motion or other request for leave from any such court and (iii) agrees that it shall not bring any action relating to this Agreement in any court other than a federal or state court sitting in the State of Delaware.

(c)       Counterparts.     This  Agreement  may  be  executed  in  two  or  more counterparts, each of which shall be deemed an original and all of which together shall constitute one instrument.

(d)       Titles and Subtitles.   The titles and subtitles used in this Agreement are used for convenience only and are not to be considered in construing or interpreting this Agreement.

(e)       Notices.  Any notice required or permitted by this Agreement shall be in writing and shall be deemed sufficient upon receipt, when delivered personally or by courier, overnight delivery service or confirmed facsimile, or 72 hours after being deposited in the regular mail as certified or registered mail with postage prepaid, if such notice is addressed to the party to be notified at such party's address or facsimile number as set forth below, or as subsequently modified by written notice.

(f)        Severability.  If one or more provisions of this Agreement are held to be unenforceable under applicable law, the parties agree to renegotiate such provision in good faith, in order to maintain the economic position enjoyed by each party as close as possible to that under the provision rendered unenforceable. In the event that the parties cannot reach a mutually agreeable and enforceable replacement for such provision, then (i) such provision shall be excluded from this Agreement, (ii) the balance of the Agreement shall be interpreted as if such provision were so excluded and (iii) the balance of the Agreement shall be enforceable in accordance with its terms.

(g)        No Ownership Interest.  Nothing contained in this Agreement shall be deemed to vest in Parent or any of its Affiliates any direct or indirect ownership or incidence of ownership of or with respect to any Shares or New Shares.  All rights, ownership and economic benefit of and relating to the Shares and any New Shares shall remain vested in and belong to Holder, and Parent shall have no authority to manage, direct, superintend, restrict, regulate, govern or administer any of the policies or operations of the Company or exercise any power or authority with respect to Holder in the voting of any Shares or New Shares, except as specifically provided herein and in the Merger Agreement.

(h)     Specific Performance.  Each of the parties hereto recognizes and acknowledges that a breach of any covenants or agreements contained in this Agreement will cause Parent and Acquisition Sub to sustain damages for which they would not have an adequate remedy at law for money damages, and therefore each of the parties hereto agrees that in the event of any such breach Parent shall be entitled to the remedy of specific performance of such covenants and agreements and injunctive and other equitable relief in addition to any other remedy to which they may be entitled, at law or in equity.

(i)        No Agreement Until Executed.  Irrespective of negotiations among the parties or the exchanging of drafts of this Agreement, this Agreement shall not constitute or be deemed to evidence a contract, agreement, arrangement or understanding between or among any of the parties hereto unless and until (a) the Board of Directors of the Company has taken all action necessary under applicable law to ensure that no restrictions contained in any "fair price," "business combination" or similar statute (including Section 780 of the MBCA) will apply to the transactions contemplated by the Merger Agreement and the execution, delivery and performance of this Agreement by the parties hereto or any other shareholders of the Company who enter into a similar Voting Agreement and Irrevocable Proxy with Parent on the date hereof, (b) the Merger Agreement is executed by all parties thereto and (c) this Agreement is executed by all parties hereto.

[SIGNATURE PAGE FOLLOWS]

                                   IN WITNESS WHEREOF, the parties have caused this Voting Agreement to be duly executed on the date first above written.

PROJECT COPPER HOLDINGS, LLC

By:  /s/ Seth Boro
Name:  Seth Boro
Title:    President and Secretary

Address:

Thoma Bravo, LLC
600 Montgomery Street, 32nd Floor
San Francisco, CA 94111
Telephone: (415) 263-3660
Facsimile: (415) 392-6480
Attention:  Seth Boro
                    Chip Virnig

[Signature Page to Voting Agreement]

"HOLDER"

Elliott International, L.P.

By:  Elliott International Capital Advisors Inc. as attorney-in-fact

By:  /s/ Elliot Greenberg
            Elliot Greenberg, Vice President

Holder's Address for Notice:

c/o Elliott Management Corporation
40 West 57th Street, 5th Floor
New York, NY 10019
Facsimile:  (212) 478-2871
Attention:  Jesse Cohn

Shares owned of record:		Beneficially owned shares:
Class of Shares	Number	Class of Shares	Number
Common	1,000	Common	13,681,407

[Signature Page to Voting Agreement]

"HOLDER"

The Liverpool Limited Partnership

By:  Liverpool Associated Limited as General Partner

By:  /s/ Elliot Greenberg
            Elliot Greenberg, Vice President

Holder's Address for Notice:

c/o Elliott Management Corporation
40 West 57th Street, 5th Floor
New York, NY 10019
Facsimile: (212) 478-2871
Attention: Jesse Cohn

Shares owned of record:		Beneficially owned shares:
Class of Shares	Number	Class of Shares	Number
		Common	783,031

[Signature Page to Voting Agreement]

"HOLDER"

Elliott Associates, L.P.

By:  Elliott Capital Advisors, LP., as general partner
By:  Braxton Associates, Inc., as general partner

By:  /s/ Elliot Greenberg
             Elliot Greenberg, Vice President

Holder's Address for Notice:

c/o Elliott Management Corporation
40 West 57th Street, 5th Floor
New York, NY 10019
Facsimile: (212) 478-2871
Attention: Jesse Cohn

Shares owned of record:		Beneficially owned shares:
Class of Shares	Number	Class of Shares	Number
Common	1,000	Common	6,583,562

[Signature Page to Voting Agreement]